December 16, 2005

Zip+4 Code: 20077-9366

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Edwards
Acting President and Chief Executive Officer
Elite Flight Solutions, Inc.
710 Third Street
Roanoke, Virginia 24061

**RE: Elite Flight Solutions, Inc. (the "Company")
         Form 10-K for the year ended June 30, 2004
         File No. 1-31231**

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                              Sincerely,

                              Linda Cvrkel
                              Branch Chief